Exhibit 99.1

News Release

Orla Mining Reports Voting Results of Annual Shareholder Meeting

VANCOUVER, BC, June 16, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to report the voting results for the election of its Board of Directors, which took place at the Company's Annual General and Special Meeting of Shareholders ("AGM") held today. All nominees, as set forth in the Company's Management Information Circular dated May 8, 2026, were elected as directors of Orla at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	% For	Votes Against	% Against
Charles Jeannes	249,433,613	99.91	231,897	0.09
Jason Simpson	249,474,105	99.92	191,406	0.08
Jean Robitaille	229,883,308	92.08	19,782,202	7.92
David Stephens	249,101,848	99.77	563,663	0.23
Elizabeth McGregor	249,419,097	99.90	246,414	0.10
Tamara Brown	249,452,393	99.91	213,117	0.09
Ana Sofía Ríos	249,453,070	99.91	212,441	0.09
Rob Krcmarov	246,442,566	98.71	3,222,945	1.29
Joanna Pearson	247,565,880	99.16	2,099,631	0.84

The shareholders also approved: (1) the appointment of Deloitte LLP as auditor of the Company for the ensuing year and authorizing the Board of Directors to fix the remuneration of the auditor; and (2) a non-binding advisory resolution accepting the Company's approach to executive compensation, also known as "say-on-pay". Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	% For	Against	% Against	Withheld	% Withheld
Appointment of Auditors	Carried	257,611,878	99.92	-	-	214,300	0.08
Non-Binding Advisory Vote on Executive Compensation	Carried	242,358,890	97.07	7,306,618	2.93	-	-

The Company filed its Form 40-F for the year ended December 31, 2025 with the Securities and Exchange Commission and it is available under the Company's profile on EDGAR at www.sec.gov. The Company's 2025 Audited Financial Statements are available on the Company's website at https://orlamining.com/investors/disclosure-portal/.

Shareholders may also receive a copy of these Company documents without charge upon request by e-mail at info@orlamining.com.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 17:30e 16-JUN-26